FOIA Confidential Treatment Requested by

INFINT Acquisition Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

December 7, 2023

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation
Amendment No. 5 to Registration Statement on Form S-4
Filed on August 11, 2023
File No: 333-267662

Dear Ms. Beech and Ms. Ransom:

On behalf of INFINT Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-267662) (the “Registration Statement”). An electronic version of Amendment No. 6 (“Amendment No. 6”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 6, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated October 16, 2023, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

The Company hereby requests, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83. For the Staff’s reference, we have enclosed a copy of this letter marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Amendment No. 5 to Registration Statement on Form S-4

Risk Factors

Our ODL business depends on Ripple Services Inc..., page 55

1.	Here or in a separate risk factor, elaborate upon the disruption in the cryptocurrency markets in spring 2023 to explain precisely what was disrupted and how the disruption impacted you at that time. Explain, as you do in your response letter, that the disruption was due to the illiquidity of your two cryptocurrency exchanges who maintained accounts with Silvergate Bank, Signature Bank and Silicon Valley Bank. If a similar illiquidity event occurs in the future at the cryptocurrency exchanges you utilize, explain whether you anticipate the inability to use the ODL feature and how that would impact your business.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 54 and 188.

Greenberg Traurig, LLP
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FOIA Confidential Treatment Requested by

INFINT Acquisition Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 7, 2023

Becoming a public company through a merger..., page 79

2.	We note your response to comment 3 that “Seamless did not have any interest in the third- party transfer of its interests in Tranglo to Ripple as Seamless’ interest in Tranglo and vis- à-vis Ripple are governed by the Shareholders’ Agreement between Tranglo, Seamless and Ripple, which has been previously filed as an exhibit to the Registration Statement.” We also note your disclosure on page 79 that says INFINT management reviewed the Shareholders’ Agreement as part of the due diligence process, but you note that there may be other relevant agreements relating to Ripple, including agreements relating to the transfer of interests in Tranglo, which were not part of INFINT management’s review, which suggests that you are referring to two separate agreements. Please revise to clarify, or file any such agreements relating to the transfer of interests in Tranglo as exhibits to the registration statement and revise the prospectus to disclose the material terms of such agreements.

Response: We have filed as Exhibit 10.31 the Master XRP Commitment to Sell Agreement, as amended, between Ripple and Tranglo, which governs the instances where Tranglo acts as the ODL user and obtains short term liquidity from Ripple to use whenever there is need for Forex liquidity. Other than the Right of First Refusal in the Shareholder Agreement between Ripple and Seamless, there are no other agreements between Ripple and Seamless regarding the transfer of interests in Tranglo.

Unaudited Pro Forma Condensed Combined Financial Information, page 143

3.	Please tell us if you plan to reflect the divestiture by Seamless of all of the equity interests they own in TNG Asia, FNTI and GEA as discontinued operations in your future financial statements. If not, please explain to us your basis in accounting for your conclusion. If so, please tell us your consideration of Rule 11-02(c)(2)(ii) of Regulation S-X.

Response: The Company respectfully submits that it does not believe that the planned divestitures of the equity interests owned in TNG Asia, FNTI and GEA (the “Divestiture Entities”) qualify for classification as discontinued operations in future financial statements.

The Business Combination Agreement requires that Seamless must spin-out, carve-out, divest or transfer all of the equity interests that it owns in the Divestiture Entities (the “Divestiture Transactions”) prior to the consummation of the Business Combination with INFINT.

As described fully in the accounting memoranda attached hereto as Appendix A, the ASC 205-20-45-1E criteria for a held-for-sale transaction were not met as of December 31, 2022 or as of September 30, 2023 due to the following reasons:

●	Management considers the probability of the Divestiture Transactions occurring to be uncertain as they are dependent on the closing of the Business Combination which is not certain to occur.
●	The Divestiture Transactions and related Share Buy Out have not been approved and will only be approved by the Board once there is certainty surrounding the closing of the Business Combination.
●	The consideration for the underlying equity interests of these Divestiture Entities may not reflect the fair value of the Divestiture Entities as the sale is among current shareholders.
●	The Divestiture Transactions are subject to significant changes and possibly withdrawal as they are contingent upon the closing of the Business Combination. The Company will not divest these entities unless the Business Combination occurs.

The Divestiture Transactions do not qualify as discontinued operations as of December 31, 2022, and as of September 30, 2023 due to the following criteria not being met:

●	The ASC 205-20-45-1E held-for-sale criteria was not met.

●	The disposal of the Divestiture Entities lacks the strategic shift criterion specified in ASC 205-20 as the removal of these companies will not impact Seamless significantly. Seamless considered the following factors in arriving at this conclusion:

According to ASC 205-20, to meet the criterion for a strategic shift, the divestiture has or will have a significant impact on an entity’s operations and financial results. This could involve the sale of a significant geographical area, a significant line of business, a significant equity method investment, or other significant portions of the entity. A reporting entity’s assessment of whether a disposal of a component represents a strategic shift that has (or will have) a major effect on its operations and financial results should consider quantitative and qualitative factors.

The Divestiture Entities are primarily centered in Hong Kong, and as a result of the Divestiture Transactions, a geographical region would be removed. However, since the market sizes of Southeast Asian countries are much bigger than that of Hong Kong, management believes therefore that the divestiture of TNG Asia and GEA will not have a significant impact on Seamless’ future business growth and development. GEA and TNG Asia are both customers of Tranglo (i.e., part of Seamless) and will continue to be customers after the Divestiture Transactions. Therefore, the business impact due to their divestiture will be minimal. FNTI is a shell company that has minimal transactions.

As a result, the disposal of the Divestiture Entities would have little impact on the Company’s operations and financial results because they do not have significant operations, are not a major line of business, are not a major geographical area, and are not a major equity method investment.

The Divestiture Entities will continue to be treated as held and used in the historical financial statements of Seamless presented in the latest Form S-4 filing.

After more certainty is received around the Closing Date, the planned divesture of the Divestiture Entities will still not result in a significant shift in Seamless’ strategy. As a result, the criteria for classifying these Divestiture Entities as discontinued operations will continue to be unmet in the future, and Seamless’ financial statements remain unchanged.

The pro forma financial information excludes the Divestiture Entities’ balance sheets, income, and expenses. This is due to the fact that the Business Combination Agreement requires these entities be divested as a condition to close the Business Combination, as disclosed in the pro forma financial information included in the Form S-4 filing.

The Company respectfully submits that Rule 11-02(c)(2)(ii) of Regulation S-X will not be applicable to the pro forma statements of operations as the planned divestiture will not result in any discontinued operations.

Greenberg Traurig, LLP
www.gtlaw.com

FOIA Confidential Treatment Requested by

INFINT Acquisition Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 7, 2023

Tranglo, page 181

4.	We note your revised disclosure and response to comment 4. Here and in the risk factor on page 55, please further revise your disclosure to include the details you included in your response letter, such as the fact that the XRP prefunding process was suspended for 9 of the 11 active ODL customers and that the XRP prefunding process for these customers was partially restored two weeks later but the ODL flow has been significantly reduced. Quantify how much the ODL flow has been reduced from pre-suspension levels, and state if and when you expect the ODL flow to return to pre-suspension levels. Please also revise the disclosure throughout your prospectus to reflect that the XRP prefunding process has been significantly reduced since March 2023, as this is not clear from the current disclosure. Disclose any implications of this suspension and significant reduction on your agreements and relationship with Ripple or any impact on the proposed transaction with InFinT.

Response: In response to the Staff’s comment, the Company has inserted disclosure on pages 54 and 188.

Seamless respectfully confirms that it does not expect the ongoing reduction on the ODL remittance channel to have any adverse impact on the proposed transaction with INFINT.

How Ripple’s On-Demand Liquidity (ODL) works with Tranglo, page 186

5.	Please propose revisions of the fund flow for Ripple’s ODL on page 186 to capture the following clarifications you provided to us on our September 8, 2023 conference call. Alternatively, if our understanding as relayed below is incorrect, please clarify it and propose revised disclosure to capture such clarification.

●	Please revise the description of Steps 3 and 4 to clarify that Ripple sells 300K XRP to ODL RP for $100K plus fees and expenses. As part of that revision, please note that the Step 3 statement that Ripple “offers to accept 300K XRP and provide USD 100K for the ODL RP’s prefunding money pool” appears to be inconsistent with this assertion and the Step 4 description.

Response: In response to the Staff’s comment, the Company has added disclosure on page 186. Step 3 has been restated as follows: “RippleNet obtains the trading price of XRP in the open market from crypto exchanges to determine the spot market rate for converting XRP to the $100,000 prefunding amount to determine the amount of XRP needed (say 300,000 XRP). RippleNet then sends ODL RP a committed proposal in which Ripple offers to sell 300,000 XRP to the ODL RP for a future payment of $100,000 for that proposed ODL transaction. Ripple also guarantees to the ODL RP that after the purchased 300,000 XRP is sent to and liquidated by Tranglo on behalf of Ripple, it will yield exactly $100,000 and that the proceeds will be credited by Tranglo to the ODL RP’s prefunding money pool. ODL RP approves the committed proposal, authorizing the following transactions via RippleNet.”

●	Please revise Step 4 to expressly state that ODL RP sells XRP to Tranglo, which results in the transfer of control and ownership of the XRP from ODL RP to Tranglo. Please further revise Step 4 to clarify to whom and to what the phrase “its wallet” relates. For example, is this referring to the ODL RP’s off-blockchain crypto asset account at the crypto exchange?

Response: In response to the Staff’s comment, the Company has inserted disclosure on page 186. Step 4 has been restated as follows: “The crypto exchange is instructed by ODL RP via RippleNet to transfer from ODL RP’s crypto wallet the agreed number of XRP (300,000 XRP) to Tranglo’s XRP wallet (draw down and transfer). Pursuant to this draw-down, the XRP remains in ODL RP’s crypto wallet, but ownership of the 300,000 XRP is transferred via an off-blockchain ledger transfer from Ripple (pursuant to the bailment arrangement) to ODL RP. Following the draw-down, the 300,000 XRP is then transferred to Tranglo’s crypto wallet via an on-blockchain transfer. The transfer results in the momentary transfer of physical control and ownership of the XRP from ODL RP to Tranglo.”

Greenberg Traurig, LLP
www.gtlaw.com

FOIA Confidential Treatment Requested by

INFINT Acquisition Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 7, 2023

However, the Staff’s suggestion that the XRP is sold by the ODL RP to Tranglo is incorrect. While the XRP is transferred to Tranglo, it is not purchased by Tranglo; Tranglo merely acts as liquidating agent. This is substantively the same as how Tranglo handles its fiat currency remittance channel in that it does not pay for the fiat currency that is exchanged on behalf of its customer. It takes possession and delivers the fiat currency on behalf of its customer.

According to the remittance agreement between Tranglo and ODL RP, Tranglo’s only obligation is to process the ODL transaction based on the payment data received from RippleNet, and Tranglo is not responsible or liable for any errors or incomplete information contained in the payment data. Also, in the event of any dispute, the ODL RP resolves such dispute with Ripple directly.

●	Please revise Step 5 to begin the description by expressly stating that Tranglo sells XRP. Please further revise Step 5 to clarify that the amount of XRP sold is limited to the amount of XRP that will generate proceeds equal to the prefunding commitment (i.e., $100K) at the time of sale.

Response: In response to the Staff’s comment, the Company has revised the language on page 186. Step 5 has been restated as follows: “Upon the execution of the ODL transaction, the programmatic liquidation system informs Tranglo and Tranglo automatically and instantaneously sends a $100,000 limited order SELL instruction to the crypto exchange to initiate the selling of the 300,000 XRP received from the ODL RP, together with any XRP prefunded by Ripple from the Slippage Pool in Tranglo’s crypto wallet, as necessary. Based on the $100,000 limited order SELL instruction, Tranglo sells XRP in its wallet up to the point when the proceeds equal the $100,000 payment amount, and then the selling stops automatically. There may be fluctuation in XRP-USD conversion rate, so more or less than 300,000 XRP may be sold to yield proceeds of exactly $100,000. If more than 300,000 XRP is needed, Tranglo is entitled to make use of the necessary amount of XRP from the Slippage Pool and liquidate it in the market to cover the shortfall. If less than 300,000 XRP is needed, Tranglo is required to assign or transfer the titles and ownership of the excess or remaining XRP to the Slippage Pool. The liquidation of XRP in the Slippage Pool and the transfer of ownership of XRP to the Slippage Pool are conducted and recorded by RippleNet automatically as part of the liquidation program. This ensures that Tranglo obtains the exact amount of money as stated in the proposal and does not bear XRP exchange rate risk. Except when Tranglo sells XRP in the Slippage Pool to cover shortfalls, the Slippage Pool XRP remains property of Ripple pursuant to bailment arrangements.”

Greenberg Traurig, LLP
www.gtlaw.com

FOIA Confidential Treatment Requested by

INFINT Acquisition Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 7, 2023

6.	Refer to Step 8 of the fund flow description on page 186. Tell us and revise the description of this step to clarify the distinction between “all money the ODL RP has committed in the previous ODL transactions” and “the total XRP drawn down.” Further, revise the phrase “all money the ODL RP has committed” to reconcile it to Step 4, which indicates ODL RP sells XRP, it does not transfer money.

Response: In response to the Staff’s comment, the Company has revised the language on page 186. Step 7 has been restated as follows: “Pursuant to the ODL agreement between Ripple and ODL RP, ODL RP is required to settle the payment in fiat currency ($100,000), plus fees and expenses, to Ripple within one week. The ODL RP does not need to repay Ripple for the purchase with any XRP or XRP’s fair market value at the payment settlement time or date. When there are other ODL transactions conducted within the week, the ODL RP is required to settle all the payment amounts, plus fees and expenses, in fiat currency to Ripple on the next weekly settlement date. On a weekly basis, Ripple will invoice ODL RP in fiat currency (in USD or another currency, e.g., JPY, EUR, GBP, SGD).”

7.	Please propose revisions of the narrative below the fund flow for Ripple’s ODL on page 186 to capture the following clarifications you provided to us on our September 8, 2023 conference call. Alternatively, if our understanding as relayed below is incorrect, please clarify it and propose revised disclosure to capture such clarification.

●	Refer to the narrative that states “…at this juncture the legal title of that XRP passes to the ODL RP…”. Clarify that it is upon draw down that legal title passes to ODL RP. Further clarify that references to transfer of legal title include transfer of control and ownership of XRP.

Response: In response to the Staff’s comment, the Company has updated the language on page 187 as follows: “ Upon acceptance of a transaction by Ripple and authorization of a transaction by the ODL RP, the XRP is drawn down and purchased by the ODL RP, at which time the legal title, physical control, and ownership of the XRP passes to the ODL RP (draw-down in Step 4). Upon draw-down of the XRP through the RippleNet platform, instructions are automatically sent to the crypto exchange to transfer the XRP to Tranglo’s account (Step 4).”

●	Revise to clarify that the ODL RP transfers ownership of XRP to Tranglo. As part of these revisions, please note that the following disclosed statements are inconsistent with those assertions. “This $100,000 is considered as fiat currency being sent from the ODL RP to Tranglo for prefunding purpose;” and “Tranglo does not buy or borrow the XRP.”

Greenberg Traurig, LLP
www.gtlaw.com

FOIA Confidential Treatment Requested by

INFINT Acquisition Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 7, 2023

Response: In response to the Staff’s comment, the Company has updated the language on page 187 as follows: “As part of the transaction, Ripple Labs Singapore Pte. Ltd has guaranteed to the ODL RP that the execution and subsequent XRP liquidation of the ODL transaction will result in Tranglo obtaining the exact amount in fiat currency as stated in the transaction (i.e., the payment amount), in the example above $100,000, which will be credited to the ODL RP’s fiat prefunding account with Tranglo (Step 5 and 6). In other words, in an ODL transaction, Ripple commits to the ODL RP that after the purchase of the XRP, the subsequent transfer to Tranglo and the liquidation of the XRP by Tranglo, the ODL RP will obtain the agreed-upon payment amount in fiat currency in its prefunding pool. This payment amount ($100,000) is therefore considered as a short term loan of fiat currency from Ripple to the ODL RP for prefunding purpose.”

As elaborated in our response to comment 5 above, Tranglo’s obligation in processing an ODL transaction lies in authorizing the exchange to execute the liquidation (selling) order in accordance to the instructions provided by RippleNet, and crediting the exact proceeds from the liquidation (selling) to the ODL RP’s prefunding pool.

The ODL transaction contract is entered between Ripple and the ODL RP only, and Tranglo is not a party in the ODL contract. According to the remittance agreement between Tranglo and ODL RP, Tranglo’s only obligation is to process the ODL transaction based on the payment data received from RippleNet, and Tranglo is not responsible or liable for any errors or incomplete information contained in the payment data. Also, in the event of any dispute, the ODL RP resolves such dispute with Ripple directly.

As such, Tranglo only acts as the Liquidating Agent for Ripple, and offers liquidation services for ODL transactions committed to by Ripple. Under the contract between Ripple and the ODL RP, Tranglo does not buy or borrow XRP from the ODL RP.

In response to the Staff’s comment, the Company has added disclosure clarifying the movement of the XRP on pages 186 and 187.

●	Seamless is of the understanding that the XRP is liquidated through selling the XRP directly in the crypto market by the exchanges to counterparties that are unrelated third parties.

Response: In response to the Staff’s comment, the Company has added disclosure that the counterparties are unrelated third parties on page 187.

Greenberg Traurig, LLP
www.gtlaw.com

FOIA Confidential Treatment Requested by

INFINT Acquisition Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 7, 2023

8.	In your August 11, 2023 response 6 on page 9 you state, “The crypto account of Tranglo in either exchange is an omnibus account as the exchange is given access to a scheme of XRP addresses, so that the wallet addresses of the sender and receiver will have the XRP address and unique tag associated with that exchange.” You also state on page 9, “As such, this transfer of legal title or right of the XRP involved is only done by off- blockchain internal ledger recording on the RippleNet platform, and there is no actual transaction or process for the step of “draw down” or “purchase” of the XRP by the ODL RP.” You further state on page 10, “The transfer of XRP from ODL RPs to Tranglo’s wallet is affected by crypto exchanges in form of blockchain transfer of XRP from the crypto wallet of the ODL RP to the crypto wallet of Tranglo.” In our September 8, 2023 conference call we understood you to clarify that these statements were intended to convey that (1) the crypto-exchange holds the private key to the crypto exchange’s on- blockchain wallet, which is an omnibus wallet as it holds the crypto assets of multiple customers of the crypto exchange, including Ripple, ODL RP, and Tranglo and (2) Ripple, ODL RP, and Tranglo each have off-blockchain accounts at the crypto exchange, one for fiat currency and one for crypto assets, that they access through an API. If our understanding is correct, revise the narrative below the fund flow on page 186 to disclose this clarification. Further revise the references to “Tranglo’s wallet” to reference Tranglo’s off-blockchain crypto account at the crypto exchange or Tranglo’s fiat currency account at the crypto exchange, as appropriate in the context.

Response: The Company has revised the disclosure beginning on page 187 as requested.

The statement “The crypto account of Tranglo in either exchange is an omnibus account as the exchange is given access to a scheme of XRP addresses, so that the wallet addresses of the sender and receiver will have the XRP address and unique tag associated with that exchange” refers only to the two exchanges, namely Independent Reserve and Coins.ph, in which Tranglo maintains and operates its crypto wallets. As a user of the two exchanges, Tranglo is provided with APIs by the two exchanges for Tranglo to access its crypto wallets and fiat currency wallets in the two crypto exchanges. Those are the only off-blockchain accounts Tranglo maintains at the two crypto exchanges.

To our understanding, Ripple maintains its XRP holding in a wallet at Fireblocks. As such, Ripple transfers XRP directly from its wallet at Fireblocks to Tranglo’s wallets in Independent Reserve or Coins.ph, and the existing ODL RP’s wallets in either Bitstamp or BTC Markets. As the transfers are between wallet to wallet and from one exchange to another, the transfers are conducted via on-blockchain transactions.

As for the statement “As such, this transfer of legal title or right of the XRP involved is only done by off- blockchain internal ledger recording on the RippleNet platform, and there is no actual transaction or process for the step of “draw down” or “purchase” of the XRP by the ODL RP”, it refers only to the Step 4 of the fund flow diagram on page 186, where the ODL RP draws down and purchases the XRP from Ripple. Before the execution of any ODL transaction, Ripple has already deposited XRP into the ODL RP’s crypto wallet under the bailment arrangement. Upon the initiation of an ODL transaction, when the ODL RP “draws down” and “purchases” XRP from Ripple, the ODL RP actually “draws down” the XRP in its own wallet, and there is no actual movement of XRP from wallet to wallet or from one exchange to another. The whole “draw down” process involves only a change in legal rights and ownership for some of the XRP in the ODL RP’s crypto wallet, and this process is all conducted and recorded by off-blockchain ledger entry via the RippleNet platform.

Because the title transfer occurs within the ODL RP crypto wallet, the crypto exchange has no role in such a ledger recording. The ledger is kept in RippleNet and shared between Ripple and the ODL RP. Through RippleNet, the ODL RP can access all records about the ODL transactions it has conducted, which shows all purchase payments made and proceeds to be credited to the ODL RP’s prefunding pool. The ODL RP can verify and reconcile the

Greenberg Traurig, LLP
www.gtlaw.com

FOIA Confidential Treatment Requested by

INFINT Acquisition Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 7, 2023

report from RippleNet with the records from the exchange which show all the movement and balance of the XRP inside the ODL RP’s crypto wallet.

As all active ODL RPs except one maintain their wallets in Bitstamp, and one with BTC Markets, whereas Tranglo maintains its wallets in either Independent Reserve or Coins.ph, the transfer of XRP from ODL RPs to Tranglo involves a wallet to wallet and exchange to exchange transfer of crypto asset, which can only be conducted by on-blockchain transactions. This is the basis for the statement “The transfer of XRP from ODL RPs to Tranglo’s wallet is affected by crypto exchanges in form of blockchain transfer of XRP from the crypto wallet of the ODL RP to the crypto wallet of Tranglo”.

9.	Refer to the following statements in the narrative below the fund flow on page 186. “After liquidation, Tranglo receives the amount in fiat currency in its crypto wallet account … and will then transfer that fiat currency to Tranglo’s own bank account on the next business day.” Revise to clarify, if true, that the reference to “crypto wallet account” means Tranglo’s crypto exchange fiat account.

Response: In response to the Staff’s comment, the Company has revised the language on pages 186 and 187 to clarify that Tranglo receives the amount in its fiat account with the crypto exchange.

10.	Tell us and consider the need to revise the narrative to explain to what the “off-blockchain internal ledger recording on the RippleNet platform” referenced in your August 11, 2023 response 6 refers, including who maintains it, and how it relates to and differs from the crypto exchange’s off-blockchain ledger of accounts it uses to identify the owners of the crypto assets in its on-blockchain wallet. Further, if more than one ledger exists, clarify which is determinative of ownership (e.g., if discrepancies between ledgers exist) and the basis for your conclusion.

Response: The statement “As such, this transfer of legal title or right of the XRP involved is only done by off- blockchain internal ledger recording on the RippleNet platform, and there is no actual transaction or process for the step of “draw down” or “purchase” of the XRP by the ODL RP”, refers only to the Step 4 of the fund flow diagram on page 186, where the ODL RP draws down and purchases the XRP from Ripple. This is because Ripple has already deposited certain amount of XRP into the ODL RP’s crypto wallet under the bailment arrangement before initiation of any ODL transaction. Therefore, upon the draw down or purchase by the ODL RP, there is no actual movement of XRP in or out of the ODL RP’s crypto wallet. The whole “draw down and purchase” is just a change in legal rights and ownership for some XRP inside the ODL RP’s crypto wallet and is thus done by off-blockchain ledger entry via the RippleNet platform. This ledger is maintained and kept within the RippleNet platform, which the ODL RPs may access at any time.

On the other hand, the crypto exchange only keeps records about the in- and out- movements of crypto assets, and the balances of XRP in the ODL RP’s wallet. As the draw down process does not involve any actual movement of XRP in or out of the ODL RP’s wallet, the exchange has no record for this “draw down” and “purchase” of the XRP.

As such, the crypto exchange is not involved in any ledger keepings or records in relation to the draw down or purchase of XRP by the ODL RP from Ripple. The off-blockchain ledger of an exchange only serves to identify different wallets and users within that particular exchange. As the ODL RPs, Tranglo and Ripple maintain their wallets in different exchanges, there are no ledger records to track or differentiate these users in different exchanges.

Greenberg Traurig, LLP
www.gtlaw.com

FOIA Confidential Treatment Requested by

INFINT Acquisition Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 7, 2023

11.	In your August 11, 2023 response 6 you indicate, in part that “… Ripple deposits XRPs into Tranglo’s crypto wallets from time to time…”. Tell us and consider the need for revised disclosure on page 186 to clarify how that deposit is affected. For example, does Ripple provide instruction to the crypto exchange to transfer XRP from its crypto exchange crypto asset account to Tranglo’s crypto exchange crypto asset account?

Response: In response to the Staff’s comment, the Company has added language on page 186.

12.	In our telephone conference on September 8, 2023 you indicated that the ODL RP transfers ownership of XRP to Tranglo. In your August 11, 2023 response 9 you indicate that as a result of the Master Agreement contract Tranglo does not obtain legal title, including ownership and control, of the XRP transferred by Ripple to Tranglo, which XRP you identify as the Slippage Pool. Please tell us and consider the need for revised disclosure clarifying the following:

●	For the Slippage Pool, is it correct the crypto exchange off-blockchain ledger will identify Slippage Pool XRP as being in the crypto exchange account of, and thus owned by, Tranglo? If yes, how would ownership be determined in legal proceedings (e.g., bankruptcy)?

Response: It is RippleNet that tracks the Slippage Pool and maintains and keeps the off-blockchain ledger for the movement of the slippage in Tranglo’s wallet. During an ODL transaction, XRP is sent by the ODL RPs to Tranglo’s crypto wallet which also holds the Slippage Pool. Therefore, the transfer of remaining unsold XRP to the Slippage Pool after execution of an ODL liquidation process is done only by RippleNet’s ledger entry without any actual movement of XRP in or out of Tranglo’s wallet.

The exchange is only responsible for recording all in- and out- movements of crypto assets and the balances of XRP in Tranglo’s wallet. It does not record any movement of the Slippage Pool and does not have any off-blockchain ledger for the Slippage Pool.

RippleNet identifies the Slippage Pool XRP in the physical control of Tranglo because it is in Tranglo’s wallet. However, the Slippage Pool is deposited pursuant to a bailment arrangement, which clearly states that all crypto assets in the Slippage Pool are legally owned and controlled by Ripple instead of Tranglo. In any legal proceedings (e.g., bankruptcy), Ripple would ultimately be entitled to claim the rights of these crypto asset held under the Slippage Pool.

Thus, the XRP transferred to Tranglo’s account by an ODL RP during an ODL transaction results in Tranglo having momentary title, ownership and control. However, before the initiation of an ODL transaction, the balance that forms the Slippage Pool is legally owned and controlled by Ripple. Upon the completion of a transaction, to the extent there is excess XRP, the excess XRP is automatically assigned to the Slippage Pool and title, ownership and control reverts to Ripple; to the extent XRP is drawn down from the Slippage Pool, it has been liquidated by Tranglo on behalf of Ripple to make whole the ODL RP and Tranglo for the ODL transaction.

See our responses to comment 15 for revised disclosure (including safeguarding asset and liability) and comment 18 for an analysis of the Slippage Pool. In addition, the Company has revised its disclosure beginning on pages 186 and 187 to clarify the ownership in the Slippage Pool.

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●	What processes does Tranglo undertake to transfer ownership of XRP received from the ODL RP to Ripple when such XRP is not sold by Tranglo because it would generate proceeds in excess of the prefunding commitment? Is there an off- blockchain ledger in which such transfer of ownership is reflected?

Response: During an ODL transaction, XRP is sent from the ODL RP to Tranglo’s crypto wallet that also holds the Slippage Pool. As such, the XRP received is mixed with the XRP of the Slippage Pool. After execution of an ODL transaction when there is remaining unsold XRP, the title and ownership of the unsold XRP is automatically transferred to the Slippage Pool. As that transfer involves only a transfer of title and ownership without actual movement of XRP in or out of Tranglo’s wallet, the transfer is done only by off-blockchain ledger entry by RippleNet.

Transactions with Certain Shareholders, page 249

13.	We note your revised disclosure in response to comment 10 and reissue our comment in part. Disclose the amount of XRP transferred to GEA Limited to date pursuant to the Master XRP Commitment to Sell Agreement and clearly indicate that Seamless Group is the guarantor for repayment of all obligations incurred in connection with that agreement. Disclose the total amount guaranteed under the Deed of Guarantee as of a more recent practicable date than May 2023. Please also add risk factor disclosure regarding the limitations placed on Seamless by the Deed of Guarantee that could have a material impact, such as the prohibition in the Merger Agreement from incurring any additional financial indebtedness prior to the closing of the SPAC Transaction without prior written consent of Ripple Labs, and after the closing Seamless cannot incur any financial indebtedness that would materially affect its guarantee of GEA Limited’s debt to Ripple.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 55 and 252.

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Index to Financial Statements, page F-1

14.	Please update your filing with the interim financial statements of Seamless Group, Inc. pursuant to Item 17(b)(8) of Form S-4. Also, revise the pro forma financial information and MD&A to incorporate the interim financial statements of Seamless Group, Inc. as appropriate.

Response: We have included the interim financial statements of Seamless (as of and for the nine months ended September 30, 2023), as noted beginning on page F-1, and revised the pro forma financial information and MD&A to incorporate them.

Seamless Group Inc. Financial Statements General, page F-42

15.	See fund flow step 1 on page 186. Consistent with our request in prior comment 5, please provide an accounting analysis with citation to authoritative accounting literature evaluating whether GEA, as ODL RP, is required to recognize the assets under the Bailment. Please ensure your analysis addresses the concept of control, with relevant citation to authoritative accounting literature. If recognition of the assets under the Bailment is not required, address whether GEA has a SAB 121 safeguarding obligation.

Response: As described fully in the accounting memoranda attached hereto as Appendix A, management performed an accounting analysis, considering the guidance in the AICPA Accounting for and Auditing of Digital Assets Guide, to determine whether a digital asset related to the Bailment (with GEA as ODL RP) should be recognized on the financial statements.

In its accounting analysis, management assessed the various control considerations and determined that Tranglo (through GEA as ODL RP) has no control over the XRP Commitment. Following this evaluation, if a reporting entity determines it does not have control of the crypto assets, a reporting entity should evaluate whether it has an obligation to safeguard its customers’ crypto assets under SAB 121.

Accordingly, management considered the various factors under SAB 121 to determine whether Tranglo has an obligation to preserve the XRP Commitment, either directly or through an agent working on its behalf.

Based on the accounting analysis, management determined that although GEA does not control the XRP in the Bailment Account, it does safeguard the XRP in the Bailment Account on behalf of Ripple in accordance with SAB 121. As a result, it should recognize a safeguarding asset and liability with respect to the XRP Commitment and this should be measured at the fair value of the crypto assets safeguarded by GEA for Ripple and should be remeasured to fair value at each subsequent reporting date.

The following journal entry will be processed to account for the Bailment Account:

DR Safeguard Asset (Balance Sheet)

CR Safeguard Liability (Balance Sheet)

Recognition of the safeguard asset and liability associated with the XRP included in the Bailment Account held by the ODL RP.

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The following disclosure has been added to note 2 to Seamless’ financial statements as of and for the years ended December 31, 2022 and 2021, regarding safeguarding assets and liabilities:

(gg) Prefunding to remittances partner

Prefunding to remittance partner represents deposits made with such a partner for remittance services to be rendered by the partner in the future. The prepayments are utilized when a remittance order is executed by the partner and the resulting amount of the order is deducted from the balance with the partner.

We allow our remittance partners to prefund their balance through cryptocurrencies. These cryptocurrencies are mainly XRP. Ripple provides the XRP upon request to the Company and our remittance partners. Under applicable accounting standards, we are an agent when facilitating cryptocurrency transactions on behalf of our customers. These cryptocurrencies are held under a bailment arrangement in an account in the Company’s name on behalf of our business partner but they are not Seamless’s assets and therefore, are not reflected as cryptocurrency assets on our consolidated balance sheets. Although the Company does not control the XRP in the bailment account, we are responsible for safeguarding the XRP in the bailment account.

Due to the unique risks associated with cryptocurrencies, including technological, legal, and regulatory risks, in accordance with Staff Accounting Bulletin No.121 (“SAB 121”), we recognize a crypto asset safeguarding liability to reflect our obligation to safeguard the crypto assets held in the bailment account, which is recorded in Accounts payable, accruals and other payables on our consolidated balance sheet. We also recognize a corresponding safeguarding asset which is recorded in Prepayments, receivables and other assets on our consolidated balance sheet. The crypto asset safeguarding liability and corresponding safeguarding asset are measured and recorded at fair value on a recurring basis using prices available in the market we determine to be the principal market at the balance sheet date. The corresponding safeguarding asset may be adjusted for loss events, as applicable. As of December 31, 2022, the Company has not incurred any safeguarding loss events, and therefore, the crypto asset safeguarding liability and corresponding safeguarding asset were recorded at the same value. Safeguarding assets as of December 31, 2022 and 2021 are $5,685,987 and $8,424,209 respectively. Safeguarding liabilities as of December 31, 2022 and 2021 are $5,685,987 and $8,424,209 respectively.

Additionally, the following disclosure has been added to note 2 to Seamless’ financial statements as of and for the nine months ended September 30, 2023, regarding safeguarding assets and liabilities:

(g) Prefunding to remittances partner

Prefunding to remittance partner represents deposits made with such a partner for remittance services to be rendered by the partner in the future. The prepayments are utilized when a remittance order is executed by the partner and the resulting amount of the order is deducted from the balance with the partner.

We allow our remittance partners to prefund their balance through cryptocurrencies. These cryptocurrencies are mainly XRP. Ripple provides the XRP upon request to the Company and our remittance partners. Under applicable accounting standards, we are an agent when facilitating cryptocurrency transactions on behalf of our customers. These cryptocurrencies are held under a bailment arrangement in an account in the Company’s name on behalf of our business partner but they are not Seamless’s assets and therefore, are not reflected as cryptocurrency assets on our consolidated balance sheets. Although the Company does not control the XRP in the bailment account, we are responsible for safeguarding the XRP in the bailment account.

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Due to the unique risks associated with cryptocurrencies, including technological, legal, and regulatory risks, in accordance with Staff Accounting Bulletin No. 121 (“SAB 121”), we recognize a crypto asset safeguarding liability to reflect our obligation to safeguard the crypto assets held in the bailment account, which is recorded in Accounts payable, accruals and other payables on our consolidated balance sheet. We also recognize a corresponding safeguarding asset which is recorded in Prepayments, receivables and other assets on our consolidated balance sheet. The crypto asset safeguarding liability and corresponding safeguarding asset are measured and recorded at fair value on a recurring basis using prices available in the market we determine to be the principal market at the balance sheet date. The corresponding safeguarding asset may be adjusted for loss events, as applicable. As of September 30, 2023, the Company has not incurred any safeguarding loss events, and therefore, the crypto asset safeguarding liability and corresponding safeguarding asset were recorded at the same value. Safeguarding assets as of September 30, 2023 and December 31, 2022 are $1,875,695 and $5,685,987, respectively. Safeguarding liabilities as of September 30, 2023 and December 31, 2022 are $1,875,695 and $5,685,987, respectively.

16.	See fund flow step 1 on page 186. Please confirm our understanding gained from our September 8, 2023 conference call that upon draw down, ODL RP (i.e., GEA) obtains ownership and control of the XRP drawn down. Please provide an accounting analysis with citation to authoritative accounting guidance supporting your assertion that control transfers to GEA upon draw down of the XRP and clarifying the attributes that cause GEA to control drawn down XRP, but not XRP under Bailment, citing authoritative accounting guidance.

Response: As described fully in the accounting memoranda attached hereto as Appendix A, management performed a principal versus agent assessment under ASC 606, Revenue from Contracts with Customers (“ASC 606”), to determine the ownership and control of the XRP drawn down by GEA as ODL RP in the ODL Service Transaction and resulting accounting impact.

To determine if the ODL RP is the principal or agent under ASC 606, the first step is to determine what specific good or service it will deliver to the Beneficiary. In short, the Customer (ODL RP) transfers a legally obtained digital asset (300,000 XRP) from Ripple to the Liquidating Agent (Tranglo). The Liquidating Agent (Tranglo) then sells XRP until the agreed-upon fiat currency ($100,000) is reached. The obtained fiat currency is subsequently placed into a specific Prefunding Account as specified by Ripple. The above steps are referred to as the ODL Prefunding Service. Following that and upon instruction of the Customer (ODL RP), the Liquidating Agent (Tranglo) will transfer the amount included in the Prefunding Fund to the beneficiary designated by the Customer (ODL RP). This last step is called the Remittance Service.

The ASC 606-10-25-19 guidance was used to assess whether the Remittance Service and the ODL Prefunding Service are distinct performance obligations.

As a result of the assessment, management determined that the ODL Prefunding Service and the Remittance Service satisfy both of the ASC 606-10-25-19 requirements for being distinct performance obligations (i.e., customer can benefit from the services on their own and the services are separately identifiable).

“Control” is defined in ASC 606-10-25-25 as the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset. A performance obligation is satisfied when “control” of the promised good or service is transferred to the customer. When GEA legally purchases XRP from Ripple, the XRP is temporarily held in the GEA’s crypto sending wallet before it is transferred to the Liquidation Agent (Tranglo). GEA is restricted by its agreement with Ripple from reselling the XRP for its own use during that single second it has legal possession, and the ODL RP cannot prevent the transfer to the appointed Liquidation Agent. Based on this, although the ODL RP has obtained legal ownership for a brief moment, it did not obtain the rights to direct the use of these purchased XRP.

An asset’s benefits are the potential cash inflows (or reduced cash outflows) that can be obtained in various ways. Examples include using an asset to produce goods or provide services, selling or exchanging the asset, and using the asset to settle liabilities or reduce expenses. Another example is the ability to pledge an asset (such as land) as collateral for a loan or to hold it for future use. The ODL RP does not receive any cash inflows or outflows from these XRPs purchased. The ODL RP is also restricted via its contract with Ripple to pledge any of these legally purchased XRP. As a result, the Customer (ODL RP) is unable to obtain the benefits of XRP in that single moment of legal possession and is unable to recognize a crypto asset pertaining to the legally purchased XRP since it lacks control over it. Additionally, the ODL RP would not be an agent in this transaction under ASC 606 as it is the customer for both Tranglo and Ripple in the ODL cycle.

As a result, management assessed that GEA has no control over these XRP purchased, implying that ASC 350, Intangibles – Goodwill and Other (“ASC 350”) and ASC 610 Other Income (“ASC 610”) would not be applicable as there is no intangible asset recognized. Following this evaluation, if a reporting entity determines it does not have control of the crypto assets, a reporting entity should evaluate whether it has an obligation to safeguard its customers’ crypto assets under Staff Accounting Bulletin No. 121 (“SAB 121”).

Accordingly, the various factors under SAB 121 to determine whether GEA has an obligation to preserve the XRP contained in their wallet, either directly or through an agent working on its behalf, were considered.

Based on the accounting analysis, management determined that although GEA does not control these purchased XRP, it does safeguard this XRP on behalf of Ripple in accordance with SAB 121. It reflects GEA’s obligation to Ripple (which is governed by the Commitment to Sell Agreement between GEA and Ripple) for the XRP purchased from Ripple. GEA is responsible to Ripple for any losses associated with the XRP purchased momentarily. As a result, the XRP purchased is a safeguarding asset (with an offsetting liability), and this should be measured at the fair value of the crypto assets safeguarded by GEA and should be remeasured to fair value at each subsequent reporting date. GEA derecognizes this safeguarding asset and liability when these XRP are transferred to Tranglo (liquidating agent). Accounting for the change in the fair values of the XRP received and transferred is Ripple’s responsibility and would be insignificant due to the short duration of the transaction. At the reporting date, all ODL transactions will be completed and therefore there will be no outstanding XRP to recognize as a safeguarding liability with corresponding asset. In other words, all XRP purchased by GEA will be transferred to Tranglo at the reporting date. As at September 30, 2023, there was no balance pertaining to the XRP purchased, nor has there historically been such a balance at any reporting date.

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17.	See fund flow step 4 on page 186. Please provide the accounting analysis previously requested in prior comment 9 for both the XRP transferred from ODL RP to Tranglo as well as the “Slippage Pool” XRP in Tranglo’s crypto exchange account. Ensure that analysis identifies through specific citation the applicable authoritative accounting guidance and analyzes your facts and circumstances in relation to that guidance. In addition to, or as part of, that analysis, please address the following:

●	Clarify what you mean when you state there is no direct guidance in U.S. GAAP. As illustrative examples, how did you consider the requirements of ASC 350, ASC 610, and ASC 815? Similarly, please clarify to what “analogous guidance” and IFRS standards you are referring. As an illustrative example, did you look to ASC 606-10- 25-25 by analogy?

●	Clarify what you mean when you say that Tranglo should be viewed as a liquidation agent and for whom they are an agent. Identify and evaluate the applicable authoritative accounting guidance supporting this assertion.

●	Confirm our understanding gained from our September 8, 2023 conference call that transfer of XRP from ODL RP’s crypto exchange account to Tranglo’s crypto exchange account results in Tranglo obtaining ownership and control of such XRP. Please provide an accounting analysis with citation to authoritative accounting guidance supporting your assertion that control transfers to Tranglo.

●	Reconcile your assertion that Tranglo has no obligations to Ripple, Ripple Labs or the ODL RP for the value of the XRP to Tranglo’s rights and obligation and clarify the significance of that assertion to your accounting analysis. For example, as it relates to the ODL RP, it appears Tranglo has an obligation to the ODL RP equal to the fair value of the XRP that ODL RP transferred to Tranglo. Similarly, if XRP received by Tranglo from ODL RP generates fiat currency in excess of Tranglo’s obligation to ODL RP, then it appears Tranglo is obligated to transfer XRP equal to that value differential to Ripple.

●	See the journal entries provided in response 9. When Tranglo receives prefunding XRP from the ODL RP, the debit entry is “Funding to Exchange (XRP Wallet).” With specific citation to authoritative accounting guidance, clarify what type of asset this debit entry represents.

●	Clarify whether Tranglo controls their crypto asset exchange accounts and the reasons why or why not. We note your assertion that the two exchanges hold the private keys on behalf of Tranglo and act upon receiving instructions from Tranglo. We also note that Tranglo accesses its crypto asset exchange accounts through an API.

●	We note response 9 identifies effects if Tranglo files for bankruptcy. Clarify who has rights to the crypto assets held in Tranglo’s and ODL RP’s crypto exchange accounts in the event the crypto exchanges file for bankruptcy and to what extent, if at all, your accounting analysis contemplates your conclusion

●	Please ensure your accounting analysis clarifies the accounting upon sale with citation to the applicable literature (i.e., is it gain/loss or revenue/costs of revenues).

Response: In response to this comment, Management would like to highlight a few key aspects related to the ODL cycle:

●	The process of converting XRP (crypto asset) into the required currency is known as liquidation in this ODL cycle.
●	During the Pre-liquidation process, legally purchased XRP is transferred from the ODL RP to Tranglo.
●	Tranglo, in its capacity as a liquidation agent (to be discussed further below), maintains a Crypto Receiving Wallet. The XRP in the Crypto Receiving Wallet is received from two sources: the Slippage Pool (the XRP received directly from Ripple from time to time) and the ODL RP during the Pre-liquidation process.

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XRP transferred to Tranglo by the ODL RP (Pre-liquidation process)

The ODL RP legally transfers XRP that it purchased from Ripple to Tranglo as part of the Pre-liquidation process. The number of XRP transferred to Tranglo is determined by RippleNet using the XRP/fiat currency spot rate and the amount of fiat currency prefunding requested by the ODL RP. When Tranglo receives this XRP from the ODL RP, Tranglo debits the “Funding to Exchange (XRP Wallet)” Account (a current asset account) for the XRP received and records an offsetting liability (see further discussion below and the accounting memoranda attached as Appendix A).

Control

The definition of control defined in ASC 606-10-25-25 was considered by Tranglo with respect to accounting for the XRP involved in the Pre-liquidation process. From the analysis, although Tranglo receives legal control, it was determined that Tranglo does not control this XRP due to the following reasons:

●	As a result of its agreement with Ripple, Tranglo does not have the capacity to direct the use of the XRP received during the Pre-liquidation process and the fiat currency received after liquidation process.
●	Tranglo is not permitted to undertake any activities that are not specified in its agreement with Ripple. As such, Tranglo receives no economic benefits from the ODL Services.

ASC 606-10-55-39 provides additional indicators to assist management with control assessment.

In its analysis of such indicators, management determined that Tranglo does not have the primary responsibility for providing the ODL Service to the Customer, they have no inventory risk (i.e., obligation to the Customer), and they have no Pricing Discretion over the ODL Service. As a result, according to ASC 606-10-25-25 and ASC 606-10-055-99, Tranglo does not have control over the ODL Service and acts as an agent on Ripple’s behalf.

The ODL cycle was evaluated holistically to apply indicators provided in ASC 606-10-55-39. In addition to being a Tranglo customer, the ODL RP is also a Ripple customer in that Ripple provides the ODL RP with short-term interest-free financing through its ODL prefunding processes.

A flash-title arrangement occurs as part of the ODL cycle, in which Tranglo obtains legal ownership of the XRP after receiving it from the ODL RP for a brief moment prior to the liquidation process. The SEC staff speech during the 2018 AICPA Conference on Current SEC and PCAOB Developments was applied to the fact pattern, which considers the following:

●	RippleNet, which Ripple owns and hosts, serves as the platform on which all ODL transactions take place. Ripple authorizes all ODL transactions, and as a result Tranglo cannot redirect or alter where the XRP received will be placed or what the XRP received will be utilized for. The XRP’s function is restricted by the contract signed with Ripple.
●	Ripple, not Tranglo, has the capability to prevent ODL RPs from accessing their RippleNet accounts, demonstrating that they have complete control over the ODL cycle and, as a result, the XRP contained within.
●	Ripple’s ODL prefunding service (including the XRP purchased and transferred during the pre-liquidation process) is a service provided to ODL RP. The contract between the ODL RP and Tranglo specifies that any issues or concerns about the ODL service or prefunding should be directed to Ripple. According to the Remittance Agreement between Tranglo and the ODL RP, Tranglo’s obligation is only to process the ODL Transaction based on the Payment Data received from RippleNet and Tranglo is not responsible or held liable for any errors or incomplete information contained in the Payment Data. Also, in the event of any dispute, the ODL RP should resolve such dispute with Ripple directly.
●	This indicates that Tranglo is not the primary source of contact for resolving consumer complaints and also not the primary party responsible for fulfilment of the liquidation of the XRP to the ODL RP.
●	For an entity to become an ODL RP, Ripple performs the credit checks to determine an entity’s creditworthiness. This is an extensive procedure (called the Onboarding Process), as Ripple provides the ODL RP with short-term financing in the form of prefunding. As a result, all of Tranglo’s customers are Ripple’s customers, and Tranglo has no influence over who becomes an ODL RP, i.e., Tranglo cannot independently locate and provide a service to a customer who has not gone through Ripple’s Onboarding Process.
●	Tranglo would be liable to Ripple, not the ODL RP, for any loss incurred relating to the XRP received or fiat currency liquidated.
●	Tranglo is not subject to any exchange gains or losses on the XRP received for liquidation.
●	Tranglo is not permitted to charge the Customer (ODL RP) a fee for this ODL Prefunding Service under the terms of the Provider Agreement with Ripple. As a result, Tranglo does not have pricing control over the ODL Service.

Based on this, although Tranglo has a flash-title arrangement, it does not have the ability to direct the use of and obtain substantially all of the remaining benefits of the XRP during the Pre-liquidation process. It also is not primarily responsible for fulfilment of the liquidation of the XRP, and it has no pricing discretion with the ODL RP. As a result, Tranglo has no control in terms of ASC 606 over the XRP received from the ODL RP and would not be the principal party offering the liquidation service to the ODL RP. Tranglo serves as an agent (i.e. a liquidation agent) on behalf of Ripple, carrying out these actions in accordance with its contractual responsibilities to Ripple. Taking this into account, Tranglo will not recognize any sale or cost of sale impact of the XRP transfer from the ODL RP and upon liquidation (“sale and purchase of XRP”).

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Funding to Exchange (XRP Wallet) account

With respect to the classification of the Funding to Exchange (XRP Wallet) account, the guidance in the AICPA Accounting for and Auditing of Digital Assets Guide was considered to determine whether a digital asset related to the XRP contained in this Funding to Exchange (XRP Wallet) account should be recognized on the financial statements.

Although Tranglo has legal rights to these XRP, evidenced in their understanding of the overall ODL service transaction with Ripple and as analyzed above, this flash-title arrangement is insufficient to allow Tranglo to control these underlying XRP. As a result, management assessed that Tranglo has no control over these XRP received from the Customer (ODL RP), implying that ASC 350, Intangibles – Goodwill and Other (“ASC 350”) and ASC 610 Other Income (“ASC 610”) would not be applicable as there is no intangible asset recognized. Following this evaluation, if a reporting entity determines it does not have control of the crypto assets, a reporting entity should evaluate whether it has an obligation to safeguard its customers’ crypto assets under Staff Accounting Bulletin No. 121 (“SAB 121”).

Accordingly, the various factors under SAB 121 to determine whether Tranglo has an obligation to preserve the XRP contained in the Funding to Exchange (XRP Wallet) account, either directly or through an agent working on its behalf, were considered.

Based on the accounting analysis, management determined that although Tranglo does not control these XRP, it does safeguard the XRP contained in the Funding to Exchange (XRP Wallet) account on behalf of Ripple in accordance with SAB 121. It reflects Tranglo’s obligation to Ripple (which is governed by the Provider Support Agreement between Tranglo and Ripple) for the XRP received from ODL RP. Tranglo has no obligation to the customer for the XRP it receives because there is no contract between the ODL RP and Tranglo governing the liquidation service, and as previously stated, if there is any issue with the ODL prefunding cycle, the ODL RP will resolve it directly with Ripple. As a result, the Funding to Exchange (XRP Wallet) account is a safeguarding asset (with an offsetting liability) relating to the XRP that Tranglo safeguards during the Pre-liquidation period, and this should be measured at the fair value of the crypto assets safeguarded by Tranglo and should be remeasured to fair value at each subsequent reporting date. Tranglo derecognizes this safeguarding asset and liability when these XRP are liquidated. The change in the fair values of the XRP received prior to liquidation is insignificant due to the short duration of the transaction. As Tranglo is guaranteed by Ripple that Tranglo will be made whole of the payment amount in the liquidation process, there are zero changes in the fair value of the XRP Tranglo receives from ODL RP. At the reporting date, all ODL transactions will be completed and therefore there will be no outstanding XRP prior to liquidation. In other words, all XRP received from ODL RPs by Tranglo are liquidated at the reporting date, and the remaining XRP belongs to the Slippage Pool only. As at September 30, 2023, the balance in the receiving account was $1,913,436 USD, which all pertained to the Slippage Pool.

The derivative definition contained within ASC 815-10-15-83 was applied to the XRP involved in the pre-liquation process. Tranglo acquires XRP from the ODL RP which is then immediately liquidated in the market. As a result, Tranglo is not exposed to any variances in the XRP’s fair value changes at the time of transfer from the ODL RP to the market, and there is no derivative contract contained in the Payout Support Provider Agreement. Thus, ASC 815 would not be applicable to the XRP involved.

We included journal entries in our response to comment 5 in our SEC response letter dated August 8, 2023. These journal entries are extracted below for references purposes. The excerpt shows that the ODL RP (in this case, GEA) would recognize an intangible asset when it legally purchased XRP from its Ripple bailment account. When the XRP was transferred to Tranglo for liquidation, the intangible asset account was derecognized.

Accounting entries for ODL RP are as follows:

	ODL RP's (GEA's) XRP in its crypto Wallet	ODL RP's (GEA's) Pre-Funding account with Tranglo (USD fiat currency in the Pre-funding account)	Accounting Entry by ODL RP (GEA)
Ripple Labs Prefund 500,000 XRP into GEA's crypto Wallet under Bailment arrangement	+ 500,000.00	-	No recognition of XRP is made given XRP ownership in the slippage pool is under bailment arrangement
GEA purchase Committed XRP300,000 (withdraw XRP from Bailment account) from Ripple Labs, at an agreed USD price of USD100,000 (Market price at the time assumed as USD0.3333). Ripple Services Inc. provides the guarantee for exchanging XRP300,000 into USD100,000 for this ODL transaction XRP is instantaneously sent to Tranglo for liquidation into guaranteed amount of fiat currency of USD100,000. Tranglo is guaranteed by Ripple Services Inc. to obtain USD100,000 after liquidation of the XRP it receives.	- 300,000.00	+USD100,000	Dr Intangible assets (XRP wallet) USD100,000 Cr Payable to Ripple Labs USD100,000 Dr Pre-funding to Tranglo USD100,000 Cr Intangible assets (XRP wallet) USD100,000
Balance C/F	200,000	-	Remaining XRP Wallet on bailment, no recognition of XRP is made
Settlement to Ripple Labs, after one week	Not applicable	Not applicable	Dr Payable to Ripple Labs USD100,000 Cr Cash and cash equivalents USD100,000

The above accounting entries were prepared in accordance with International Financial Reporting Standards (“IFRS”) as inventory under IAS 2, Inventories. IFRS does not provide guidance on accounting for crypto assets as safeguarding assets as provided under SAB 121. It does, however, allow companies to account for cryptographic assets held for sale in the ordinary course of the entity’s business as inventory. IFRS was initially consulted; however, there was nothing that provided any direct guidance.

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As a result, in accordance with GAAP guidelines and after further accounting analysis, the above response is being revised as follows (amendments in italics):

	ODL RP’s (GEA) XRP in its Crypto Wallet (Bailment Account)	ODL RP’s (GEA) Prefunding account with Tranglo (this is a USD fiat currency included in the Crypto Wallet)	Accounting Entry by ODP RP (GEA)

Ripple provides Prefunding in the form of 500,000 XRP into GEA’s crypto Wallet under Bailment arrangement	+ 500,000	-	DR Safeguard Asset (Bailment Account)	USD 166,650
			CR Safeguard Liability (Bailment Account)	USD 166,650

SAB 121 requirements were met to recognize these XRP held on bailment as a Safeguard asset held on behalf of Ripple. These are measured at the fair value of the underlying XRP (market price at the time is assumed to be USD 0.3333)

GEA legally purchases Committed 300,000 XRP (this is withdrawn XRP from the Bailment account) from Ripple, at an agreed USD price of USD 100,000 (Market price at the time assumed as USD 0.3333). Ripple provides the guarantee for exchanging 300,000 XRP into USD 100,000 for this ODL transaction to the ODL RP. Tranglo does not provide any guarantee to the ODL RP	- 300,000	+ USD 100,000	DR Safeguard Liability (Bailment Account)	USD 100,000
			CR Safeguard Asset (Bailment Account)	USD 100,000

The 300,000 Committed XRP that is purchased from the Bailment Account is derecognized at the market price at the time of the purchase (USD 0.3333)

			DR Safeguard Asset (XRP Wallet)	USD 100,000
			CR Safeguard Liability (XRP Wallet)	USD 100,000

The 300,000 Committed XRP legally purchased from Ripple is recognized as a safeguard asset on behalf of Ripple

			DR Safeguard Liability (XRP Wallet)	USD 100,000
			CR Safeguard Asset (XRP Wallet)	USD 100,000

The 300,000 Committed XRP legally purchased from Ripple is derecognized as a safeguard asset when transferred over to Tranglo for liquidation

			DR Pre-funding to Tranglo	USD 100,000
			CR Payable to Ripple Labs	USD 100,000

The ODL RP expects to receive USD 100,000 from Tranglo and this amount is payable to Ripple who provided the prefunding in the form of the XRP.

XRP is instantaneously sent to Tranglo for liquidation into guaranteed amount of fiat currency of USD 100,000. Through the relationship with Ripple, Tranglo will be able to obtain USD 100,000 after liquidation of the XRP it receives (facilitated through the Slippage Pool).

Balance C/F	200,000	-	Remaining XRP Wallet on bailment, is remeasured to fair value.

Settlement to Ripple, after one week	Not applicable	Not applicable	Dr Payable to Ripple Labs	USD 100,000
			Cr Cash and cash equivalents	USD 100,000

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Slippage Pool

Management has performed an accounting analysis related to its use of crypto assets, taking into consideration of SAB 121 requirements for classification as a safeguarding asset and liability, AICPA Accounting for and Auditing of Digital Assets Guide, FASB Exposure Draft – Proposed Accounting Standards Update: Intangibles – Goodwill and Other – Crypto Assets guidelines, ASC 606, and ASC 815.

Please see our response to comment 18 regarding the detailed accounting consideration and treatment of the XRP contained within the Slippage Pool.

In the event that the two crypto exchanges, i.e., Independent Reserve and Coins.ph, file for bankruptcy, Tranglo has the rights to claim back the crypto assets in its crypto wallets as Tranglo has the physical control over its wallet. It is, however, Ripple that has the legal rights and ownership over the crypto assets held in Tranglo’s crypto wallet pursuant to a bailment arrangement, as the XRP in it belongs only to the Slippage Pool, other than during the instantaneous liquidation in connection with an ODL transaction. Ripple can claim against Tranglo for the loss of crypto assets inside Tranglo’s wallet.

For ODL RPs, in the event that the crypto exchanges file for bankruptcy, the ODL RPs have the rights to claim back the crypto assets as the ODL RPs have the physical control over their wallets. It is, however, Ripple that has the legal rights and ownership over the crypto assets held in the ODL RP’s wallet as the XRP in it is kept under the Bailment arrangement. Ripple can claim against ODL RPs for the loss in the crypto assets in their wallets.

See our response to comment 15 for revised disclosure to Seamless’ financial statements as of and for the years ended December 31, 2022 and 2021, and Seamless’ financial statements as of and for the nine months ended September 30, 2023, addressing safeguarding assets and liabilities.

API Considerations

Tranglo has access to the Application Programming Interface (“API”) key for both its Sending and Receiving crypto wallets. This provides Tranglo with physical control over the wallets but not control from the perspective of the accounting standards.

18.	See fund flow Step 5 on page 186, which relates to “Slippage Pool” XRP. Please address the following:

●	Ensure your accounting analysis clarifies and analyzes whether Tranglo can prevent other entities from directing the use of, and obtaining the benefits from, the Slippage Pool XRP in Tranglo’s crypto exchange account. We note response 6 indicates that the two exchanges hold the private keys on behalf of Tranglo and act upon receiving instructions from Tranglo.

Response: The two exchanges hold the private keys on behalf of Tranglo and act only upon instruction from Tranglo. Therefore, Tranglo is in physical control over the crypto assets in its wallet and thus can prevent other entities from directing the use of, and obtaining the benefits from, the Slippage Pool XRP in its wallet. Accordingly, Tranglo is treating this as a safeguarding asset under the accounting rules, as described above.

●	Reconcile your response 9, which indicates that Tranglo has no right to withdraw or transfer XRP from the slippage pool at any time or for any purpose, to Tranglo’s right to draw down XRP from the Slippage Pool.

Response: Based on the Payout Support Provider Addendum agreement, all the assets in the Slippage Pool are under a bailment arrangement and thus belong to Ripple. As such, Tranglo is not allowed to withdraw or transfer XRP from the Slippage Pool at any time or for any purposes other than conducting the ODL programmatic liquidation (Permitted Use). In other words, Tranglo is only permitted to make use of XRP from the Slippage Pool for free (i.e., without cost) during an ODL liquidation, selling XRP as needed to yield the proceeds or make whole to the contract amount as stated in the ODL contract.

●	Explain the basis for your assertion in response 9 that in bankruptcy the rights to XRP in Tranglo’s wallet belong solely to Ripple and the legal analysis done to support it.

Response: As analyzed above, once an ODL transaction is completed, all remaining XRP in Tranglo’s wallet belongs to the Slippage Pool. As the Slippage Pool is under a bailment arrangement, all the crypto assets in Tranglo’s wallet, at all times, solely belong to Ripple legally.

●	If “Slippage Pool” XRP is not an asset of Tranglo under U.S. GAAP, provide a more fulsome SAB 121 accounting analysis. We note that the analysis on page 18 of your August 11, 2023 letter appears to be limited to two bullets, one of which uses an undefined capitalized term “Recipient Credential,” without defining it; does not appear to discuss whether the crypto-exchange is its agent for purposes of SAB 121; and appears to acknowledge that Tranglo can have liability, but does not evaluate how that exposure fit into the analysis of SAB 121.

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Response: As described fully in the accounting memoranda attached hereto as Appendix A, in performing the accounting analysis regarding the Slippage Pool, management performed an analysis similar to the analysis for the XRP Bailment Account included in our response to comment 15. The detailed analysis is as follows:

The Slippage Pool arrangement between Tranglo and Ripple and is based on the Payout Support Provider Agreement. This agreement includes an XRP Slippage Pool, which is made up of crypto assets (XRP) provided by Ripple to Tranglo for the purposes of the ODL Service. Similar to the analysis performed on the XRP Bailment Account, this Slippage Pool will be analyzed further to determine whether Tranglo controls these XRP or holds it on behalf of Ripple.

Management first considered the guidance in the AICPA Accounting for and Auditing of Digital Assets Guide to determine whether a digital asset related to the Slippage Pool should be recognized on the financial statements. In its accounting analysis, management assessed that Tranglo has no control over the XRP Slippage Pool. Following this evaluation, if a reporting entity determines it does not have control of the crypto assets, a reporting entity should evaluate whether it has an obligation to safeguard its customers’ crypto assets under SAB 121.

Accordingly, management considered the various factors under SAB 121 to determine whether Tranglo has an obligation to preserve the XRP Slippage Pool, either directly or through an agent working on its behalf.

Based on the accounting analysis, management determined that although Tranglo does not control the XRP in the Slippage Pool, it does safeguard the XRP in the Slippage Pool on behalf of Ripple in accordance with SAB 121. As a result, it should recognize a safeguarding asset and liability with respect to the XRP Slippage Pool and this should be measured at the fair value of the crypto assets safeguarded by Tranglo for Ripple and should be remeasured to fair value at each subsequent reporting date.

The following journal entry will be processed to account for the Slippage Account:

DR Safeguard Asset (Balance Sheet)

CR Safeguard Liability (Balance Sheet)

Recognition of the safeguard asset and liability associated with the XRP included in the Slippage Account held by Tranglo.

See our response to comment 15 for additional disclosure that has been added to note 2 to Seamless’ financial statements as of and for the years ended December 31, 2022 and 2021, and Seamless’ financial statements as of and for the nine months ended September 30, 2023, regarding safeguarding assets and liabilities.

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19.	Provide your accounting analysis of Tranglo’s accounting for both the guarantee that Ripple provides and Tranglo’s obligations to both transfer excess prefunding XRP to Ripple and offer certain discounts on transaction fees and foreign exchange fees for the remittance partners who adopt the On-Demand Liquidity services of Ripple and use XRP for prefunding transactions. Please ensure your accounting analysis clarifies the statement of operations impact with citation to applicable authoritative literature. Alternatively, provide an analysis demonstrating whether such rights and obligations would ever have material effect.

Response: As described fully in the accounting memoranda attached hereto as Appendix A and as mentioned in our response to comment 17, Tranglo does not generate fiat currency in excess of the contract price, as the selling of XRP in any ODL liquidation automatically stops once the proceeds equal the contract price. After the ODL liquidation process, the legal title and ownership of all unsold XRP is transferred to the Slippage Pool automatically and instantaneously, a process that is operated and recorded by RippleNet. In other words, Tranglo would not get excess fiat currency, or suffer any loss from liquidating XRP in the market while conducting the ODL transaction. Ripple provides its customers with a guarantee over the fiat currency to be transferred to the end customers. This is not an obligation made by Tranglo and as a result, there is no guarantee obligation required to be recognized. The excess prefunding to be transferred to Ripple is accounted for as a safeguarding asset.

The accounting treatment regarding the ODL liquidation process is included above in our response to comment 17.

The difference in prices for the XRP Prefunded and Fiat Currency Prefunded Remittance Services are not considered to be discounts as per ASC 606. The XRP Prefunded and Fiat Currency Prefunded Remittance Services are distinct performance obligations as per ASC 606 as these services are capable of being distinct and are separately identifiable. The prices for the XRP Prefunded and Fiat Currency Prefunded Remittance Services are the standalone selling prices, and no discount is involved in these transactions.

The Company has provided disclosure of Seamless’ Revenue in the notes to the financial statements on pages F-59 and F-81 to further disclose the split between the XRP Prefunded Remittance Service (ODL Remittance) and the Fiat Currency Prefunded Remittance Service (Fiat Remittance) for its current and prior year based on guidance in ASC 606-10-55-90 (since the CODM makes decisions based on the two distinct revenue streams).

Seamless’ Revenue Recognition Accounting Policy in the notes to the financial statements was also amended to further disclose the specifics surrounding the performance obligations pertaining to both the XRP Prefunded Remittance Service and the Fiat Currency Prefunded Remittance Service, as follows:

Remittance services revenue

Revenue from contracts with customers on service charges and gain/loss on foreign exchange arising from remittance activities are recognized upon the processing and execution of the international money transfer transactions. Remittance services are further divided into Fiat Currency Prefunded Remittance Service and XRP Prefunded Remittance Service.

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Fiat Currency Prefunded Remittance Service

The Company earns revenue by charging their customers a Fiat Currency Prefunded Remittance Fee when they use their platform to transfer money to a beneficiary in another country. These Fiat Currency Prefunded Remittance Fees are fixed and specific for every country’s currency and are charged at the point-in-time of executing this performance obligation. Prior to delivering cash to the customer’s beneficiary, the customer must directly provide the Company with prefunding (i.e., the cash to be remitted to the beneficiary). This is the traditional prefunding process, which the Company describes as Fiat Currency Prefunded Remittance Service.

XRP Prefunded Remittance Service

Unlike the Fiat Currency Prefunded Remittance Service, the customer obtains prefunding through Ripple with the XRP Prefunded Remittance Service. Ripple supplies the customer with the XRP equivalent of the requested prefunding. The Company subsequently liquidates this XRP on Ripple’s behalf, and the fiat currency obtained as a result of the liquidation process is transferred to the customer’s beneficiary. Customers who prefund their remittance service with XRP must enter into an agreement with Ripple and undergo stringent credit checks in order to get XRP prefunding and use Ripple’s platform. The Company charges their customers an XRP Prefunded Remittance Service Fee when the money is transferred to the customer’s beneficiary.

For both the XRP Prefunded and Fiat Currency Prefunded Remittance Services, the Company has no obligations to the Customer in terms of guarantees, warranties or other similar obligations. There are also no significant payment terms involved as Tranglo obtains their fees shortly after charging their customers.

The XRP Prefunded and Fiat Currency Prefunded Remittance Services both generate service revenue. Consequently, the application of Regulation S-X Rule 5-03(1), which requires the separation of revenue categories on the face of the Statement of Operations, is not necessary. Thus, the current presentation of a single line of Revenue in the Statement of Operations is deemed appropriate.

Note 2. Summary of significant accounting policies

(a) Basis of presentation and principles of consolidation, page F-44

20.	We read your response to comment 14 regarding application of ASC 810 to your interests in Tranglo that the Reserved Matters are not directly related to the ordinary course of Tranglo’s business and are only there to protect the interests of Ripple Labs. We further note from your disclosure on page 55 that, in the event of an unresolved disagreement between the shareholders of Tranglo, certain key functions like onboarding of new clients and approval of certain policies and procedures may be jeopardized, resulting in the disruption of Tranglo’s business. Please clarify for us how the Reserved Matters could impact certain key functions of Tranglo, such as onboarding of new clients and implementation of policies and procedures that could affect Tranglo’s business. In this regard, describe to us the “certain key functions” subject to the Reserved Matters and how they do not represent participating rights when the onboarding of new clients and implementation of policies and procedures could be decisions that are made in the ordinary course of business.

Response: In response to the Staff’s comment, the Company has revised the language in the risk factor on page 55 and the description of the Shareholders’ Agreement of Tranglo beginning on page 252 to include discussion of deadlock resolution minimizing the impact on Tranglo’s business. Additionally, reference to “certain key functions like onboarding of new clients and approval of certain policies and procedures” that could affect Tranglo’s business have been removed since not applicable.

As described fully in the accounting memoranda attached hereto as Appendix A, the Company respectfully submits that the Reserved Matters included in the Shareholders’ Agreement of Tranglo are either protective in nature or are non-substantive participating rights held by Ripple Labs, as concluded in our analysis under ASC 810. All decisions in Tranglo’s ordinary course of business are made by a simple majority vote of the board, control of which is held by Seamless (i.e., five board members, of which three are appointed by Seamless and two by Ripple Labs).

The Reserved Matters are certain matters that require consent of Ripple Labs in order for extraordinary actions to occur. Such Reserved Matters do not impact any key functions of Tranglo. Rather, they consist of the following:

●	Protective rights pertaining to changes in the articles of association, increases or repurchases of share capital of Tranglo, transactions with related parties, or acquisitions or disposals of assets that are not in the ordinary course of Tranglo’s business.

●	Non-substantive participating rights either having no impact on Tranglo’s operations (for example, a change in accounting practices) or which specific ASC 810 guidance addresses (for example, dividends and indebtedness).

As a result of the analysis under ASC 810, it is concluded that the Reserved Matters are not substantive participation rights held by Ripple Labs and would therefore not rebut the presumption that Seamless, as majority owner, controls and should consolidate Tranglo.

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Note 20. Related Party Transactions, page F-67

21.	We read your response to comment 5. Please disclose the significant terms of the Master XRP Commitment to Sell Agreement between GEA Limited as the ODL RP and Ripple. Please revise your disclosure to separately distinguish amounts related to transactions with Tranglo as the remittance hub from the those of GEA Limited acting as the ODL RP in transactions with Ripple. Refer to SAB Topic 5:T and the disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the language on page F-65.

Exhibit 23.1, page II-2

22. Please revise to reference the current amendment.

Response: In response to the Staff’s comment, the Exhibit has been revised to reflect the current amendment.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

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Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation

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Appendix A

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